SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

Amendment No. 9

Rent-A-Center, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76009N 10 0

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76 009N 10 0	13D	Page 2 of 7

1.	Name of Reporting Person I.R.S. Identification of above person Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 5,530,669 shares of Common Stock 9. Sole Dispositive Power 10. Shared Dispositive Power 5,530,669 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,530,669 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒

13.	Percent of Class Represented by Amount in Row (11) 16.9%

14.	Type of Reporting Person PN

CUSIP No. 76 009N 10 0	13D	Page 3 of 7

1.	Name of Reporting Person I.R.S. Identification of above person Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 296,757 shares of Common Stock 9. Sole Dispositive Power 10. Shared Dispositive Power 296,757 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 296,757 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person PN

CUSIP No. 76 009N 10 0	13D	Page 4 of 7

1.	Name of Reporting Person I.R.S. Identification No. of above person Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 5,827,426 shares of Common Stock 9. Sole Dispositive Power 10. Shared Dispositive Power 5,827,426 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,827,426 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 17.8%

14.	Type of Reporting Person PN

This Amendment No. 9 to Schedule 13D supplements and amends the following items of the Statement on Schedule 13D of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Apollo Advisors IV, L.P. (the “Reporting Persons”) originally filed on August 17, 1998, Amendment No. 1 filed on August 27, 1998, Amendment No. 2 filed on October 8, 2001, Amendment No. 3 filed on May 14, 2002, Amendment No. 4 filed on June 3, 2002, Amendment No. 5 filed on August 6, 2002, Amendment No. 6 filed on April 30, 2003, Amendment No. 7 filed on June 11, 2003 and Amendment No, 8 filed on July 2, 2003 with respect to the shares of common stock, par value $.01 per share (the “Common Stock”), of Rent-A-Center, Inc. (“Rent-A-Center” or the “Issuer”).

Responses to each item of this Schedule, as applicable, are incorporated by reference into the response to each other item.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The Reporting Persons have acquired an aggregate of 2 shares of Series C preferred stock of the Issuer, par value $.01 (the “Series C Preferred Stock”). The Series C Preferred Stock was acquired in exchange for the 2 shares of Series A Preferred Stock previously held by AIFIV and Overseas IV, pursuant to the terms of the Purchase and Exchange Agreement.

Item 4.	Purpose of Transaction

Item 4, to which reference is made regarding the purposes, plans and proposals of the Reporting Persons with respect to the securities of the Issuer owned by the Reporting Persons, is hereby amended and supplemented as follows:

As previously reported, under the terms of the Purchase and Exchange Agreement, AIFIV and Overseas IV agreed to sell and the Issuer agreed to purchase certain shares of Common Stock, and AIFIV and Overseas IV also agreed to exchange the one share each of Series A Preferred Stock held by them for one share each of the Series C Preferred Stock. The Series C Preferred Stock has substantially the same rights, powers, preferences and limitations, including the conversion rights, as the Series A Preferred Stock, except that the holders of the Series C Preferred Stock are not entitled to vote as a separate class to elect any directors to the Issuer’s Board of Directors. Pursuant to the terms of the Purchase and Exchange Agreement, the existing stockholders agreement by and among AIFIV, Overseas IV, the Issuer, Mark E. Speese and the other parties identified therein has been amended to reflect the exchange of the Series A Preferred Stock for the Series C Preferred Stock, with all other terms and rights remaining the same. See the Certificate of Designations, Preferences and Relative Rights and Limitations of Series C Convertible Preferred Stock of Rent-A-Center, Inc. (the “Series C Certificate of Designations”), a copy of which has been filed as an Exhibit to this Schedule 13D and is incorporated herein by reference, and the Fourth Amended and Restated Stockholders Agreement of Rent-A-Center, Inc., a copy of which has been filed as an Exhibit to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

The Reporting Persons beneficially own two shares of Series C Preferred Stock. Each share of Series A Preferred Stock is convertible into approximately 35.80 shares of Common Stock for an aggregate of 70 shares of Common Stock. Assuming the conversion of all of the shares of Series C Preferred Stock beneficially owned by the Reporting Persons as of the date hereof, the Reporting Persons would beneficially own an aggregate of 5,827,426 shares of Common Stock, which would represent approximately 17.8% of the outstanding Common Stock of the Issuer. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4.

(a) See the information contained on the cover pages to this Amendment No. 9 to Schedule 13D which is incorporated herein by reference.

(b) See the information contained on the cover pages to this Amendment No. 9 to Schedule 13D which is incorporated herein by reference.

(c) On July 11, 2003, AIFIV and Overseas IV sold an aggregate of 774,547 shares of Common Stock to the Issuer at a price of $73.00 per share pursuant to the Purchase and Exchange Agreement. On June 30, 2003, AIFIV and Overseas IV sold an aggregate of 400,000 shares of Common Stock at a price of $74.65 per share in a block sale which is expected to settle on July 17, 2003. There have been no other reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 9 to Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Certificate of Designations, Preferences and Relative Rights and Limitations of Series C Convertible Preferred Stock of Rent-A-Center, Inc., as filed with the Secretary of State of the State of Delaware on July 9, 2003.

Exhibit 2:	Fourth Amended and Restated Stockholders Agreement of Rent-A-Center, Inc. dated as of July 11, 2003, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center, Inc. and the other parties identified therein.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	July 15, 2003	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P. Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

		By:	/s/ MICHAEL D. WEINER
Michael D. Weiner Vice President

Date:	July 15, 2003	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P. Its Managing General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

		By:	/s/ MICHAEL D. WEINER
Michael D. Weiner Vice President

Date:	July 15, 2003	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

		By:	/s/ MICHAEL D. WEINER
Michael D. Weiner Vice President